UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

                              INFORMATION TO BE INCLUDED IN THE STATEMENTS
                              FILED PURSUANT TO RULES 13d-1(b) AND (c) AND
                              AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. 2)



                               HENRY SCHEIN, INC.
                                (Name of issuer)



                              Common Stock, par value $0.01 per share
                              (Title of class of securities)



                                    806407102
                                 (CUSIP number)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 806407102           13G


1    NAME OF REPORTING PERSON
     Marion Bergman

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


     NUMBER OF           5    SOLE VOTING POWER        0
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER      1,288,503
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   0
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER 1,288,503
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,288,503



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [x]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     3.7%



12   TYPE OF REPORTING PERSON*
     IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 5.   Ownership of Five Percent or Less of a Class

     [x] The reporting person has ceased to be the beneficial owner of more than 5% of the class.



                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1998





                                        /s/Marion Bergman
                                        Marion Bergman